EXHIBIT 10.41

[Letterhead of Holding]

December 17, 2004

Mr. Maurice S. Nelson, Jr.

President and Chief Executive Officer

Earle M. Jorgensen Company

10650 Alameda Street

Lynwood, California 90262

Re:	Adjustment to Outstanding Stock Option

Dear Mr. Nelson:

This letter is to confirm our agreement with respect to certain changes that will be made to your outstanding stock option that was granted pursuant to the terms of the Earle M. Jorgensen Holding Company, Inc. Option Plan (the “Plan”). This stock option, covering 1,320,000 shares of common stock of Earle M. Jorgensen Holding Company, Inc. (“Holding”), with an exercise price of $5.41 per share, was granted on January 30, 1997.

In accordance with Section 6.6 of the Plan, you and Holding have agreed that Holding will make a cash payment to you in the sum of $3,006,000 in exchange for the cancellation of the portion of the option that would allow you to receive 360,000 shares of common stock of Holding upon exercise. This payment represents the difference between the fair market value as of March 31, 2004 of a share of Holding common stock under the current valuation method ($13.76) and the per share exercise price of the option ($5.41), multiplied by 360,000. This payment will be made to you immediately prior to effectiveness of the amendment to the Plan that will permit Holding to adjust the remaining portion of your option.

As part of a settlement with the U.S. Department of Labor, Holding will change the valuation method used to determine the value of its shares of common stock. This change in method will cause the value of each share to decrease from $13.76 (the estimated value as of the last valuation) to $7.80 per share.

Holding intends to revise the terms of all of its outstanding stock options to preserve the intrinsic value of the options in light of the change in valuation method. In order to do this, Holding intends to adjust the exercise price and the number of shares to be received upon the exercise of the portion of your stock option remaining after the partial cancellation.

For the portion of your stock option remaining after the partial cancellation, the exercise price per share will be reduced by multiplying (i) the current exercise price ($5.41) by (ii) 0.5669, which is approximately equal to the ratio of the new value of Holding’s common stock divided by the value under the old valuation methodology ($7.80/$13.76). Also, the number of shares of Holding common stock covered by the stock option will be increased by multiplying (i) the remaining number of shares covered by the option (960,000) by (ii) 1.7641 (which is the reciprocal of the ratio set forth above).

Consequently, your adjusted stock option will have an exercise price of $3.07 per share ($5.41 x 0.5669) and will cover 1,693,536 shares (960,000 x 1.7641).

The other terms of your stock option, including the vesting provisions and the expiration date of such option, will not be changed as a result of the adjustment set forth above.

By executing and returning a copy of this letter to me, you agree that: (1) you and Holding have mutually consented to the cash payment in lieu of the cancellation of part of your stock option and the adjustment of the remaining portion of your option, all as set forth above; and (2) you release Holding and its affiliates, and their employees, directors and shareholders from any claim or cause of action relating to arising from (a) the establishment of the original exercise price of your option, (b) the modification to the option described above, (c) the change in valuation methodology used to determine the fair market value of shares of common stock of Holding and (d) the impact of a public offering of common stock of Earle M. Jorgensen Company on either the value of your stock option or its current intrinsic value.

Please sign and return a copy of this letter to me by January 15, 2005.

Sincerely,

EARLE M. JORGENSEN HOLDING COMPANY, INC.

By:
Name:
Title

ACCEPTED AND AGREED TO this 17th day of December, 2004

Maurice S. Nelson, Jr.

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